Exhibit 99.4

                                                                  NASDAQ: APM

Aptorum Group’s Smart Pharma announces launch of its asset backed Smart Pharma token

(SMPT), supported by its computational repurposed drug discovery platform Smart-ACTTM

Seychelles, Apr 24, 2019

Aptorum Group Limited (Nasdaq: APM) is excited to announce the launch and issuance of its asset backed Smart Pharma Token (“SMPT”) by its wholly owned subsidiary group, Smart Pharma group and Smart Pharmaceutical Limited Partnership (“SPLP”) targeted in May 2019.

SPLP is extremely pleased to have jointly developed the SMPT token with Aenco, an affiliated blockchain development company focused on applications in the healthcare and financial sector. The SMPT token, an ERC-1404 security compliant token, is a unique token that tokenizes valuable pharmaceutical drugs and their underlying intellectual property and associated allocation of cash flows induced by continual product development and commercialization. It is the intention of the Smart Pharma group to continue to incorporate Aenco’s blockchain technology into its pharmaceutical development and commercialization processes.

Relying on intellectual property derived from the Smart-ACTTM platform, Smart Pharma’s in-house new and repurposed drug discovery program, we believe it will revolutionize drug discovery, in particular, drug repurposing and repositioning. Smart-ACTTM stands for Accelerated Commercialization of Therapeutics and encompasses state-of-the-art technology in systematic screening of existing approved drug molecules against selected therapeutic targets. Specifically, the Smart-ACTTM platform comprises a network of modules and processes that simulate the effectiveness of drug molecules against diseases for outcome prediction and selection. The Smart-ACTTM platform, in combination with in vitro and in vivo validation studies, will initially focus on the screening for drugs targeting orphan diseases or unmet medical needs with a target to discover up to 10 new and promising drug candidates per annum.

The SMPT token is created to help foster a community ecosystem of passionate and like-minded people in revolutionising the drug discovery industry who would like to be an integral part of the process. SMPT token is backed by SPLP’s assets, including intellectual property rights of drug candidates created through the Smart-ACTTM program and any royalty monetization income. The SMPT tokens are backed by the following:

●	intellectual property rights obtained from drug candidates discovered;

●	applicable royalties based on net sales of the licensed products made by Smart Pharma group upon successful commercialization of the drugs;

●	a percentage of sublicensing revenue received by Smart Pharma group from third party in regard to the licensed intellectual property rights; and

●	a percentage of consideration for assignment of the intellectual property rights to third parties.

SMPT token holder will allow them to benefit from the inherent valuation growth of SPLP’s intellectual property portfolio as well as being entitled to a portion of cash flows both upon any winding-up of SPLP or upon distributions by SPLP (distributions can be made periodically at SPLP’s discretion).

                                                                  NASDAQ: APM

A spokesperson for Smart Pharma commented: “Our Smart-ACTTM platform is a novel tool that will completely transform the drug repurposing and discovery industry which traditionally relied on scattered and serendipitous discoveries, with initial focus on orphan and unmet diseases and backed by its parent company, Aptorum Group Limited. We are excited to invite like-minded community and participants to join and benefit from our exciting initiatives, through the SMPT token.”

SPLP plans to collaborate with a number of third party exchanges to establish a secondary market for the SMPT token in Q2 2019 and further information will be made available on its website and social media platforms. The SMPT token will not be available for offer or sale to participants who are residents of the United States and certain other countries. All SMPT token holders will need to undergo a “whitelisting” procedure through the SMTPH.com website in order to qualify for holding of the token, which will involve compliance with know your customer (KYC) and applicable anti-money laundering (AML) procedures.

Further information on the Smart-ACTTM platform can be found on our website: http://www.smtph.com.

Further information on the Smart Pharma Token, SMPT, can be found on our website: http://www.smtph.com/token.

Further information on Aenco can be found on the website: http://www.aencoin.com.

About Aptorum Group Limited

Aptorum Group Limited (Nasdaq: APM) is a pharmaceutical company dedicated to developing and commercializing a broad range of therapeutic and diagnostic technologies to tackle unmet medical needs. Aptorum Group is pursuing therapeutic and diagnostic projects in neurology, infectious diseases, gastroenterology, oncology and other disease areas as well as non-therapeutic areas such as surgical robotics and the operations of its medical clinic in Hong Kong, Talem Medical, with the initial focus on treatment of chronic diseases resulting from modern sedentary lifestyles and aging population.

For more information about Aptorum Group, please visit www.aptorumgroup.com.

About Smart Pharma

Smart Pharma’s holding company, SMTPH Limited, and its group companies are wholly-owned subsidiaries of Aptorum Group Limited, focuses on deploying its Smart-ACTTM platform to revolutionize pharmaceutical discovery and development.

For more information about Smart Pharma, please visit www.smtph.com.

Disclaimer and Forward-Looking Statements

This press release includes statements concerning Aptorum Group Limited and its future expectations, plans and prospects that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other similar expressions. Aptorum Group has based these forward-looking statements largely on its current expectations and projections about future events and trends that it believes may affect its business, financial condition and results of operations. These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions including, without limitation, risks related to its announced management and organizational changes, the continued service and availability of key personnel, its ability to expand its product assortments by offering additional products for additional consumer segments, the company’s anticipated growth strategies, anticipated trends and challenges in its business, and its expectations regarding, and the stability of, its supply chain, and the risks more fully described in Aptorum Group’s Form 20-F and other filings that Aptorum Group may make with the SEC in the future. Aptorum Group assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

                                                                  NASDAQ: APM

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Investors must rely on their own evaluation of Aptorum and its securities, including the merits and risks involved. Nothing contained herein is or shall be relied on as, a promise or representation as to the future performance of Aptorum Group or Smart Pharma group.

Contact:

For Aptorum Group Limited

Contact

Investor Relations and Media

Tel: +852 2117 6611

Email: investor.relations@aptorumgroup.com

Website: http://www.aptorumgroup.com

For Smart Pharma

Contact

Information Request

Tel: +852 2117 6611

Email: info@smtph.com

Website: http://www.smtph.com

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